UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

001-12629

National holdings corporation

(Exact name of registrant as specified in its charter)

200 Vesey Street, 25th Floor,

New York, New York 10281

Telephone: (212) 417-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.02 par value per share

Warrants to Purchase Common Stock, $0.02 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1. (Upon completion of the acquisition of the registrant on February 25, 2021, the registrant's warrants ceased to represent the right to acquire securities of the registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 10, 2021

National Holdings Corporation

By:	/s/ Michael A. Mullen
Name: Michael A. Mullen Title: Chief Executive Officer